SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
Amendment No. 2
to

Schedule 13E-3

(Rule 13e-100)

TRANSACTION STATEMENT UNDER SECTION 13(e)

OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER
RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e)
OF THE SECURITIES EXCHANGE ACT OF 1934

Select Medical Corporation

(Name of the Issuer)

SELECT MEDICAL CORPORATION

EGL HOLDING COMPANY
EGL ACQUISITION CORP.
WELSH, CARSON, ANDERSON & STOWE IX, L.P.
WCAS IX Associates, L.L.C.
Russell L. Carson
Rocco A. Ortenzio
Robert A. Ortenzio
Patricia A. Rice
Martin F. Jackson
S. Frank Fritsch
Michael E. Tarvin
James J. Talalai
Scott A. Romberger
Bryan C. Cressey
(Names of Person(s) Filing Statement)

Common Stock, $.01 par value

(Title of Class of Securities)

816196109

(CUSIP Number of Class of Securities)

Select Medical Corporation 4716 Old Gettysburg Road Mechanicsburg, Pennsylvania 17055 Attention: Michael E. Tarvin, Esq. Tel: (717) 972-1100	Welsh, Carson, Anderson & Stowe IX, L.P. 320 Park Avenue, Suite 2500 New York, New York 10022 Attention: Jonathan M. Rather Tel: (212) 893-9500
(Name, Address and Telephone Numbers of Person Authorized to Receive
Notices and Communications on Behalf of Person(s) Filing Statement)

With Copies To:

Carmen J. Romano, Esq. Dechert LLP 4000 Bell Atlantic Tower 1717 Arch Street Philadelphia, PA 19103 Tel: (215) 994-4000	Othon A. Prounis, Esq. Ropes & Gray LLP 45 Rockefeller Plaza New York, New York 10111 Tel: (212) 841-5700

This statement is filed in connection with (check the appropriate box):

a. ☑	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. ☐	The filing of a registration statement under the Securities Act of 1933.

c. ☐	A tender offer.

d. ☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Transaction Valuation*	Amount of Filing Fee**

$1,978,508,257.00	$250,677

*	For purposes of calculating the filing fee only. Pursuant to the Agreement and Plan of Merger, dated as of October 17, 2004, among EGL Holding Company (“Holdings”), EGL Acquisition Corp. (“Acquisition”) and Select Medical Corporation (the “Issuer”), Acquisition, a wholly owned subsidiary of Holdings, will be merged with and into the Issuer, with the Issuer continuing as the surviving corporation (the “Merger”). Following the consummation of the Merger, the Issuer will be a wholly owned subsidiary of Holdings. Under the terms of the Merger Agreement, each existing share of Common Stock of the Issuer, $.01 par value per share (“Common Stock”), other than shares held by Holdings or Acquisition, treasury shares and dissenting shares, will be converted into the right to receive $18.00 in cash (the “Merger Consideration”). In addition, all outstanding options for Common Stock will be converted into the right to receive the Merger Consideration less the exercise price of such options. The Merger remains subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, including obtaining approval of the existing stockholders of the Issuer. The total Transaction Value was calculated based upon (a) an estimated aggregate cash payment of $1,834,341,462.00 based on the proposed per share cash payment of $18.00 for outstanding shares of Common Stock, excluding shares of Common Stock expected to be contributed to Holdings prior to the Merger and (b) an estimated aggregate cash payment of $144,166.795.00 to holders of outstanding options in consideration of the cancellation of options with an exercise price less than $18.00 per share.

**	The payment of the filing fee, calculated in accordance with Regulation 0-11 under the Securities Exchange Act of 1934, as amended, equals 0.0001267 multiplied by the total Transaction Valuation.

☑	Check the box if any part of the fee is offset as provided by Section 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $250,677

Form or Registration No.: Schedule 14A — Preliminary Proxy Statement
Filing Party: Select Medical Corporation
Date Filed: November 12, 2004

Neither the Securities and Exchange Commission nor any state securities commission has: (i) approved or disapproved of the acquisition of the Issuer by Holdings; (ii) passed on the merits or fairness of the acquisition or (iii) passed upon the adequacy or accuracy of the disclosure in this document. Any representation to the contrary is a criminal offense.

INTRODUCTION

      This Amendment No. 2 to Rule 13E-3 transaction statement on Schedule 13E-3 is being filed with the Securities and Exchange Commission (the “Commission”) by the following persons (collectively, the “buying group”): Select Medical Corporation (the “Issuer”), EGL Holding Company, a Delaware corporation (“Holdings”), EGL Acquisition Corp., a Delaware corporation (“Acquisition”), Welsh, Carson, Anderson & Stowe IX, L.P., a Delaware limited partnership (“WCAS IX”), WCAS IX Associates, L.L.C., a Delaware limited liability company (“WCAS IX Associates”), Russell L. Carson, Bryan C. Cressey, Rocco A. Ortenzio, Robert A. Ortenzio, Patricia A. Rice, Martin F. Jackson, S. Frank Fritsch, Michael E. Tarvin, James J. Talalai and Scott A. Romberger. Each of Rocco A. Ortenzio, Robert A. Ortenzio, Patricia A. Rice, Martin F. Jackson, S. Frank Fritsch, Michael E. Tarvin, James J. Talalai and Scott A. Romberger are collectively referred to as the “SEM Persons.”

      On October 17, 2004, Holdings, Acquisition and the Issuer entered into an Agreement and Plan of Merger, a copy of which is attached as Appendix A to the Proxy Statement originally filed on November 11, 2004 (which has been re-filed on the date hereof) (the “Merger Agreement”), pursuant to which Acquisition, a wholly owned subsidiary of Holdings, will be merged with and into the Issuer, with the Issuer continuing as the surviving corporation (the “Merger”). Following the consummation of the Merger, the Issuer will be a wholly owned subsidiary of Holdings. Under the terms of the Merger Agreement, each existing share of Common Stock, other than shares held by Holdings or Acquisition, treasury shares and dissenting shares, will be converted automatically into the right to receive $18.00 in cash (the “Merger Consideration”). In addition, all outstanding options for Common Stock will be cancelled in exchange for the right to receive the Merger Consideration less the exercise price of such options. The Merger remains subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, including obtaining approval of the existing stockholders of the Issuer.

      Holdings, Bryan C. Cressey, Thoma Cressey Fund VI, L.P. (“TCP VI”), Thoma Cressey Friends Fund VI, L.P. (together with Bryan Cressey and TCP VI, the “TCEP Investors), Thoma Cressey Fund VII, L.P. and certain of the SEM Persons entered into an Agreement (the “Initial Rollover Agreement”) pursuant to which each of the TCEP Investors and such SEM Persons have agreed to (i) contribute certain of their shares of Common Stock to Holdings prior to the consummation of the Merger and in return receive equity interests in Holdings, (ii) enter into certain agreements with Holdings, WCAS IX and other equity investors selected by Holdings with respect to such contribution and (iii) not to transfer any such shares of Common Stock prior to consummation of the Merger without the consent of Holdings. On December 20, 2004, Holdings and the remaining SEM Persons entered into an Agreement, substantially similar to the Initial Rollover Agreement (the “Subsequent Rollover Agreement”), with respect to certain of their shares of Common Stock. Any shares contributed to Holdings pursuant to the Initial Rollover Agreement or the Subsequent Rollover Agreement will be cancelled in the Merger. In addition, pursuant to such agreements, the SEM Persons will receive restricted stock awards, enter into employment agreements and receive other cash incentives in connection with their continuing employment by the surviving corporation following the consummation of the Merger.

      Concurrently with the filing of this Amendment, the Issuer is filing with the Commission an amended preliminary proxy statement on Schedule 14A pursuant to Section 14(a) of the Securities Exchange Act of 1934 (the “Proxy Statement”) relating to a special meeting of stockholders of the Issuer. At the meeting, stockholders of the Issuer will consider and vote upon, among other things, a proposal to approve and adopt the Merger Agreement and the Merger. A copy of the Proxy Statement is attached hereto as Exhibit (a)(1). The Proxy Statement is in preliminary form and is subject to completion or further amendment. A copy of the Merger Agreement is attached as Appendix A to the Proxy Statement originally filed on November 11, 2004 (which has been re-filed on the date hereof).

      The information contained in this Amendment and the Proxy Statement concerning each filing person was supplied by each such filing person and no other filing person takes responsibility for the accuracy of any information not supplied by such filing person.

Item 1.	Summary Term Sheet

      Item 1001 of Regulation M-A:

The information set forth in the Proxy Statement under the caption “SUMMARY TERM SHEET” is incorporated herein by reference.

Item 2.	Subject Company Information

      Item 1002 of Regulation M-A:

(a) NAME AND ADDRESS. The information set forth in the Proxy Statement under the caption “THE PARTICIPANTS” is incorporated herein by reference.

(b) SECURITIES. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “THE SPECIAL MEETING — Record Date, Quorum and Voting Information,” “SUMMARY TERM SHEET” and “QUESTIONS AND ANSWERS ABOUT THE MERGER.”

(c) TRADING MARKET AND PRICE. The information set forth in the Proxy Statement under the caption “COMPARATIVE MARKET PRICE AND DIVIDEND INFORMATION” is incorporated herein by reference.

(d) DIVIDENDS. The information set forth in the Proxy Statement under the caption “COMPARATIVE MARKET PRICE AND DIVIDEND INFORMATION” is incorporated herein by reference.

(e) PRIOR PUBLIC OFFERINGS. The information set forth in the Proxy Statement under the caption “SPECIAL FACTORS — Prior Public Offerings” is incorporated herein by reference.

(f) PRIOR STOCK PURCHASES. The information set forth in the Proxy Statement under the caption “SPECIAL FACTORS — Common Stock Purchase Information” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person

      Item 1003 of Regulation M-A:

(a) NAME AND ADDRESS.

With respect to the Issuer, Holdings and Acquisition, the information set forth in the Proxy Statement under the caption “THE PARTICIPANTS” is incorporated herein by reference. The Issuer is the subject company.

James E. Dalton, Jr., LeRoy S. Zimmerman, David S. Chernow, Russell L. Carson, Bryan C. Cressey, Meyer Feldberg, Leopold Swergold, Thomas A. Scully, Rocco A. Ortenzio and Robert A. Ortenzio are the members of the board of directors of the Issuer. Each of Rocco A. Ortenzio, Robert A. Ortenzio, Patricia A. Rice, Martin F. Jackson, David W. Cross, S. Frank Fritsch, Michael E. Tarvin, James J. Talalai and Scott A. Romberger are the executive officers of the Issuer.

The principal address of Rocco A. Ortenzio, Robert A. Ortenzio, Patricia A. Rice, Martin F. Jackson, David W. Cross, S. Frank Fritsch, Michael E. Tarvin, James J. Talalai, and Scott A. Romberger is c/o Select Medical Corporation, 4716 Old Gettysburg Road, Mechanicsburg, Pennsylvania 17055. The applicable telephone number is (717) 972-1100.

The principal address of Bryan C. Cressey is c/o Thoma Cressey Equity Partners, Sears Tower, 92nd Floor, 233 South Wacker Drive, Chicago, IL, 60606. The applicable telephone number is (312) 777-4444.

The principal address of James E. Dalton Jr. is c/o Select Medical Corporation, 4716 Old Gettysburg Road, Mechanicsburg, Pennsylvania 17055.

The applicable telephone number is (717) 972-1100. The principal address of LeRoy S. Zimmerman is c/o Eckert Seamans Cherlin & Mellott, 213 Market Street, Eighth Floor, Harrisburg, PA 17101. The applicable telephone number is (717) 237-6020.

The principal address of David S. Chernow is c/o JA Worldwide, One Education Way, Colorado Springs, CO 80906. The applicable telephone number is (719) 540-6203.

The principal address of Meyer Feldberg is Columbia University Graduate School of Business, 33 West 60th Street, 7th Floor, New York, NY 10023. The applicable telephone number is (212) 854-6083.

The principal address of Leopold Swergold is c/o ING Furman Selz Asset Management, 230 Park Avenue, 13th Floor, New York, NY 10169. The applicable telephone number is (212) 309-8525.

The principal address of Thomas A. Scully is c/o Welsh, Carson, Anderson & Stowe, 320 Park Avenue, Suite 2500, New York, New York 10022. The applicable telephone number is (212) 893-9500.

Sean M. Traynor and Eric J. Lee are the members of the boards of directors of Holdings and Acquisition and are executive officers of each such entity. Russell L. Carson is also an executive officer of Holdings and Acquisition Corp. The principal address of each such person is c/o Welsh, Carson, Anderson & Stowe, 320 Park Avenue, Suite 2500, New York, New York 10022. The applicable telephone number is (212) 893-9500.

With respect to WCAS IX, the principal address of such entity is c/o Welsh, Carson, Anderson & Stowe, 320 Park Avenue, Suite 2500, New York, New York 10022. The applicable telephone number is (212) 893-9500.

WCAS IX Associates, L.L.C. is the general partner of WCAS IX. Each of the following individuals are managing members of WCAS IX Associates: Patrick J. Welsh, Russell L. Carson, Bruce K. Anderson, Thomas E. McInerney, Robert A. Minicucci, Anthony J. de Nicola, Paul B. Queally, D. Scott Mackesy, Sanjay Swani, John D. Clark, James R. Matthews, Sean M. Traynor, John Almeida, and Jonathan M. Rather. The principal address of WCAS IX Associates and each such person is c/o Welsh, Carson, Anderson & Stowe, 320 Park Avenue, Suite 2500, New York, New York 10022. The applicable telephone number is (212) 893-9500.

(b) BUSINESS AND BACKGROUND OF ENTITIES.

With respect to the Issuer, the information set forth in the Proxy Statement under the caption “THE PARTICIPANTS” is incorporated herein by reference.

The principal business of Holdings and Acquisition will be the acquisition of the outstanding shares of the Issuer in the Merger. Each of Holdings and Acquisition are corporations organized under the laws of the State of Delaware. The principal business of WCAS IX is that of an investment limited partnership. WCAS IX is a limited partnership organized the laws of the State of Delaware. The principal business of WCAS IX Associates is that of general partner of WCAS IX. WCAS IX Associates is a limited liability company organized under the laws of the State of Delaware.

None of the entities specified in this Item 3(b) has been convicted in a criminal proceeding during the past five years.

No entity specified in this Item 3(b) was a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the entity from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

(c) BUSINESS AND BACKGROUND OF NATURAL PERSONS.

(1) The current principal occupation and business address of each member of the Issuer’s board of directors are as follows:

(i) Robert A. Ortenzio — Chief Executive Officer of the Issuer. The current business address of Mr. Ortenzio is c/o Select Medical Corporation, 4716 Old Gettysburg Road, Mechanicsburg, Pennsylvania 17055. The applicable telephone number is (717) 972-1100;

(ii) Rocco A. Ortenzio — Executive Chairman of the Issuer. The current business address of Mr. Ortenzio is c/o Select Medical Corporation, 4716 Old Gettysburg Road, Mechanicsburg, Pennsylvania 17055. The applicable telephone number is (717) 972-1100;

(iii) Russell L. Carson — a managing member of WCAS IX Associates. The current business address of Mr. Carson is c/o Welsh, Carson, Anderson & Stowe, 320 Park Avenue, Suite 2500, New York, New York 10022. The applicable telephone number is (212) 893-9500;

(iv) Bryan C. Cressey — a principal of Thoma Cressey Equity Partners, Inc., and TC Partners VI, L.P. The current business address of Mr. Cressey is c/o Thoma Cressey Equity Partners, Sears Tower, 92nd Floor, 233 South Wacker Drive, Chicago, IL, 60606. The applicable telephone number is (312) 777-4444;

(v) James E. Dalton, Jr. — President of Edinburgh Associates, Inc. The current business address of Mr. Dalton is c/o Select Medical Corporation, 4716 Old Gettysburg Road, Mechanicsburg, Pennsylvania 17055. The applicable telephone number is (717) 972-1100;

(vi) LeRoy S. Zimmerman — Senior Counsel to the law firm of Eckert Seamans Cherin & Mellott, LLC. The current business address of Mr. Zimmerman is c/o Eckert Seamans Cherlin & Mellott, 213 Market Street, Eighth Floor, Harrisburg, PA 17101. The applicable telephone number is (717) 237-6020;

(vii) David S. Chernow — President and Chief Executive Officer of JA Worldwide, a nonprofit organization dedicated to the education of young people. The current business address of Mr. Chernow is c/o JA Worldwide, One Education Way, Colorado Springs, CO 80906. The applicable telephone number is (719) 540-6203;

(viii) Meyer Feldberg — Dean Emeritus and Sanford Bernstein Professor of Leadership and Ethics at Columbia Business School. The current business address of Mr. Feldberg is Columbia University Graduate School of Business, 33 West 60th Street, 7th Floor, New York, NY 10023. The applicable telephone number is (212) 854-6083;

(ix) Thomas A. Scully — Senior Counsel to the law firm of Alston & Bird and a Senior Advisor to Welsh, Carson Anderson & Stowe. The current business address of Mr. Scully is c/o Welsh, Carson, Anderson & Stowe, 320 Park Avenue, Suite 2500, New York, New York 10022. The applicable telephone number is (212) 893-9500; and

(x) Leopold Swergold — Managing Director of ING Furman Selz Asset Management LLC. The current business address of Mr. Swergold is c/o ING Furman Selz Asset Management, 230 Park Avenue, 13th Floor, New York, NY 10169. The applicable telephone number is (212) 309-8525.

The current principal occupation of Patricia A. Rice is that of President and Chief Operating Officer of the Issuer. The current principal occupation of Martin F. Jackson is that of Chief Financial Officer of the Issuer. The current principal occupation of David W. Cross is that of Senior Vice President and Chief Development Officer of the Issuer. The current principal occupation of S. Frank Fritsch is that of Senior Vice President of Human Resources of the Issuer. The current principal occupation of Michael E. Tarvin is that of Senior Vice President, General Counsel and Secretary of the Issuer. The current principal occupation of James J. Talalai is that of Senior Vice President and Chief Information Officer of the Issuer. The current principal occupation of Scott A.

Romberger is that of Chief Accounting Officer, Vice President and Controller of the Issuer. The principal business address of Patricia A. Rice, Martin F. Jackson, David W. Cross, S. Frank Fritsch, Michael E. Tarvin, James J. Talalai and Scott A. Romberger is c/o Select Medical Corporation, 4716 Old Gettysburg Road, Mechanicsburg, Pennsylvania 17055. The applicable telephone number is (717) 972-1100.

The current principal occupation of each managing member of WCAS IX Associates is that of a managing member of WCAS IX Associates. The principal address of each such person is c/o Welsh, Carson, Anderson & Stowe, 320 Park Avenue, Suite 2500, New York, New York 10022. The applicable telephone number is (212) 893-9500.

(2) The material occupations, positions, offices or employment during the past five years of each of the directors of the Issuer are set forth below:

Robert A. Ortenzio co-founded the Issuer and has served as a director since February 1997. Mr. Ortenzio has served as Chief Executive Officer of the Issuer since September 2001. Mr. Ortenzio served as President and Chief Operating Officer of the Issuer from February 1997 until September 2001, retaining the title of President until December 2004. The current business address of Mr. Ortenzio is c/o Select Medical Corporation, 4716 Old Gettysburg Road, Mechanicsburg, Pennsylvania 17055. The applicable telephone number is (717) 972-1100.

Rocco A. Ortenzio co-founded the Issuer and has served as Executive Chairman since September 2001. He served as Chairman and Chief Executive Officer of the Issuer from February 1997 until September 2001. The current business address of Mr. Ortenzio is c/o Select Medical Corporation, 4716 Old Gettysburg Road, Mechanicsburg, Pennsylvania 17055. The applicable telephone number is (717) 972-1100.

Russell L. Carson co-founded Welsh, Carson, Anderson & Stowe (“WCAS”) in 1979, and has been a director of the Issuer since February 1997. He is also a director of various privately held healthcare companies. The current business address of Mr. Carson is c/o Welsh, Carson, Anderson & Stowe, 320 Park Avenue, Suite 2500, New York, New York 10022. The applicable telephone number is (212) 893-9500.

Bryan C. Cressey has been a director of the Issuer since February 1997. He has been a partner at Thoma Cressey Equity Partners, Inc. since its founding in June 1998. He also serves as a director and chairman of Belden CDT Inc. and several private companies. The current business address of Mr. Cressey is c/o Thoma Cressey Equity Partners, Sears Tower, 92nd Floor, 233 South Wacker Drive, Chicago, IL, 60606. The applicable telephone number is (312) 777-4444.

James E. Dalton, Jr. has been a director of the Issuer since December 2000. Since 2001, Mr. Dalton has served as President of Edinburgh Associates, Inc. Mr. Dalton served as President, Chief Executive Officer and as a director of Quorom Health Group, Inc. from May 1, 1990 until it was acquired by Triad Hospitals, Inc. in April 2001. Mr. Dalton serves on the board of directors of Neighborcare, Inc. and is a Trustee for the Universal Health Services Realty Income Trust. Mr. Dalton is also a Fellow of the American College of Healthcare Executives. The current business address of Mr. Dalton is c/o Select Medical Corporation, 4716 Old Gettysburg Road, Mechanicsburg, Pennsylvania 17055. The applicable telephone number is (717) 972-1100.

LeRoy S. Zimmerman has been a director of the Issuer since October 1998. He served as the Issuer’s Executive Vice President of Public Policy from September 2000 until December 2001 and as a consultant to the Issuer from January 2002 until October 2002. He was an equity member of the law firm Eckert Seamans Cherin & Mellott, LLC from April 1989 to September 2000, and since January 2002, has been senior counsel to that firm. At Eckert Seamans, he served as Chairman of the Board of Directors from January 1994 to September 2000 and

Chairman of its Executive Committee from June 1997 to September 2000. Mr. Zimmerman is also a member of the Board of Directors of the Hershey Trust Company and the Board of Managers of the Milton Hershey School. The current business address of Mr. Zimmerman is c/o Eckert Seamans Cherlin & Mellott, 213 Market Street, Eighth Floor, Harrisburg, PA 17101. The applicable telephone number is (717) 237-6020.

David S. Chernow has served as a director of the Issuer since January 2002. Since July 2001, Mr. Chernow has served as the President and Chief Executive Officer of Junior Achievement, Inc., a nonprofit organization dedicated to the education of young people. From 1999 to 2001, he was the President of the Physician Services Group at US Oncology, Inc. The current business address of Mr. Chernow is c/o JA Worldwide, One Education Way, Colorado Springs, CO 80906. The applicable telephone number is (719) 540-6203.

Meyer Feldberg has been a director of the Issuer since September 2000. He served as a professor of management and the dean of Columbia University Business School from 1989 to 2004. He currently serves as Dean Emeritus and Sanford Bernstein Professor of Leadership and Ethics at Columbia Business School. Professor Feldberg also serves as a director, chairman of the compensation committee and member of the board organization committee of Federated Department Stores, as a director, chairman of the corporate governance committees and member of the audit committees of PRIMEDIA, Inc., Revlon, Inc. and UBS Funds, and as a director and member of the corporate governance committee and human resources committee of SAPPI Limited.. The current business address of Mr. Feldberg is Columbia University Graduate School of Business, 33 West 60th Street, 7th Floor, New York, NY 10023. The applicable telephone number is (212) 854-6083.

Thomas A. Scully has been a director of the Issuer since February 2004. Since January 1, 2004, he has served as Senior Counsel to the law firm of Alston & Bird and as a Senior Advisor to WCAS. From May 2001 to December 2003, Mr. Scully served as Administrator of the Centers for Medicare & Medicaid Services (“CMS”). Before joining CMS, Mr. Scully served as President and Chief Executive Officer of the Federation of American Hospitals from January 1995 to May 2001. The current business address of Mr. Scully is c/o Welsh, Carson, Anderson & Stowe, 320 Park Avenue, Suite 2500, New York, New York 10022. The applicable telephone number is (212) 893-9500.

Leopold Swergold has been a director of the Issuer since May, 2001. In 1997, Furman Selz was acquired by ING Groep N.V. of the Netherlands. Since 1997, Mr. Swergold has been a Managing Director of ING Furman Selz Asset Management LLC, where he manages several healthcare investment funds. Mr. Swergold also serves on the Board of Trustees of the Beth Israel Medical Center, the Board of Trustees of St. Luke’s — Roosevelt Hospital Center and the Rockefeller University Council. The current business address of Mr. Swergold is c/o ING Furman Selz Asset Management, 230 Park Avenue, 13th Floor, New York, NY 10169. The applicable telephone number is (212) 309-8525.

The material occupations, positions, offices or employment during the past five years of Patricia Rice, Martin F. Jackson, David W. Cross, S. Frank Fritsch, Michael E. Tarvin, James J. Talalai and Scott A. Romberger are set forth below:

Patricia A. Rice has served as President and Chief Operating Officer of the Issuer since December 2004. Mrs. Rice served as Executive Vice President and Chief Operating Officer of the Issuer from January 2002 to December 2004. Mrs. Rice served as Executive Vice President of Operations from November 1999 until January 2002. The current business address of Mrs. Rice is c/o Select Medical Corporation, 4716 Old Gettysburg Road, Mechanicsburg, Pennsylvania 17055. The applicable telephone number is (717) 972-1100.

Martin F. Jackson has served as Senior Vice President and Chief Financial Officer of the Issuer since May 1999. The current business address of Mr. Jackson is c/o Select Medical

Corporation, 4716 Old Gettysburg Road, Mechanicsburg, Pennsylvania 17055. The applicable telephone number is (717) 972-1100.

David W. Cross has served as Senior Vice President and Chief Development Officer of the Issuer since December 1998 and has served as President of the Rehabilitation Management Division since November 1999. The current business address of Mr. Cross is c/o Select Medical Corporation, 4716 Old Gettysburg Road, Mechanicsburg, Pennsylvania 17055. The applicable telephone number is (717) 972-1100.

S. Frank Fritsch has served as Senior Vice President of Human Resources of the Issuer since November 1999. The current business address of Mr. Fritsch is c/o Select Medical Corporation, 4716 Old Gettysburg Road, Mechanicsburg, Pennsylvania 17055. The applicable telephone number is (717) 972-1100.

Michael E. Tarvin has served as Senior Vice President, General Counsel and Secretary of the Issuer since November 1999. The current business address of Mr. Tarvin is c/o Select Medical Corporation, 4716 Old Gettysburg Road, Mechanicsburg, Pennsylvania 17055. The applicable telephone number is (717) 972-1100.

James J. Talalai has served as Senior Vice President and Chief Information Officer of the Issuer since August 2001. Mr. Talalai served as Vice President and Chief Information Officer of the Issuer from November 1999 to August 2001. The current business address of Mr. Talalai is c/o Select Medical Corporation, 4716 Old Gettysburg Road, Mechanicsburg, Pennsylvania 17055. The applicable telephone number is (717) 972-1100.

Scott A. Romberger has served as Vice President and Controller of the Issuer since February 1997. In addition, he became Chief Accounting Officer of the Issuer in December 2000. The current business address of Mr. Romberger is c/o Select Medical Corporation, 4716 Old Gettysburg Road, Mechanicsburg, Pennsylvania 17055. The applicable telephone number is (717) 972-1100.

The material occupations, positions, offices or employment during the past five years of each of the managing members of WCAS IX Associates (other than Russell L. Carson, whose information is set forth above) is set forth below:

Patrick J. Welsh co-founded WCAS in 1979 and focuses on investments in the information and business services industry.

Bruce K. Anderson co-founded WCAS and focuses on investments in the information and business services industry.

Thomas E. McInerney joined WCAS in 1986 and focuses on investments in the information and business services and communications industries.

Robert A. Minicucci joined WCAS in 1993 and focuses on the information and business services industry.

Anthony J. de Nicola joined WCAS in 1994 and focuses on the information and business services and communications industries.

Paul B. Queally joined WCAS in 1996 and focuses on investments in the healthcare industry.

D. Scott Mackesy joined WCAS in 1998 and focuses on investments in the healthcare industry.

Sanjay Swani joined WCAS in 1999 and focuses on investments in the information and business services and communications industries.

John D. Clark joined WCAS in 2000 and focuses on investments in the information and business services and communications industries.

James R. Matthews joined WCAS in 2000 and focuses on investments in the information and business services and communications industries.

Sean M. Traynor joined WCAS in 1999 and focuses on investments in the information and business services and healthcare industries.

John Almeida, Jr. joined WCAS in 1999 and focuses on investments in the information and business services and communications industries.

Jonathan M. Rather joined WCAS in 1999 as Chief Financial Officer.

The current principal business address of each managing member of WCAS IX Associates is c/o Welsh, Carson, Anderson & Stowe, 320 Park Avenue, Suite 2500, New York, New York 10022. The applicable telephone number is (212) 893-9500.

(3) None of the persons specified in this Item 3(c) has been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors).

(4) Unless otherwise disclosed in the Proxy Statement, no person specified in this Item 3(c) was a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

(5) Each of the persons specified in this Item 3(c) is a citizen of the United States, other than D. Scott Mackesy, who is a citizen of Canada.

Item 4.	Terms of the Transaction

      Item 1004 of Regulation M-A:

(a) (1) MATERIAL TERMS. Tender Offers. Not Applicable.

(2) MATERIAL TERMS. Mergers or Similar Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE MERGER,” “THE SPECIAL MEETING,” “SPECIAL FACTORS,” “THE MERGER AGREEMENT” and “Appendix A — Agreement and Plan of Merger.”

(c) DIFFERENT TERMS. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE MERGER,” “SPECIAL FACTORS — Effects of the Merger,” “SPECIAL FACTORS — Interests of Select Directors and Executive Officers in the Merger,” “SPECIAL FACTORS — Merger Financing,” “THE MERGER AGREEMENT — Conversion of Common Stock” and “THE MERGER AGREEMENT — Treatment of Options.”

(d) APPRAISAL RIGHTS. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE MERGER,” “SPECIAL FACTORS — Appraisal Rights” and “Appendix C — Section 262 of the Delaware General Corporation Law.”

(e) PROVISIONS FOR UNAFFILIATED SECURITY HOLDERS. There have been no provisions in connection with this transaction to grant unaffiliated security holders access to the corporate files of any of the members of the buying group or to obtain counsel or appraisal services at the expense of such members.

(f) ELIGIBILITY FOR LISTING OR TRADING. Not applicable.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements

      Item 1005 of Regulation M-A:

(a) TRANSACTIONS. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SPECIAL FACTORS — Interests of Select Directors and Executive Officers in the Merger” and “SPECIAL FACTORS — Common Stock Purchase Information.”

(b) SIGNIFICANT CORPORATE EVENTS. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SPECIAL FACTORS — Background of the Merger,” “SPECIAL FACTORS — Interests of Select Directors and Executive Officers in the Merger” and “THE MERGER AGREEMENT.”

(c) NEGOTIATIONS OR CONTACTS. The information set forth in the Proxy Statement under the caption “SPECIAL FACTORS — Background of the Merger” is incorporated herein by reference.

(e) AGREEMENTS INVOLVING THE SUBJECT COMPANY’S SECURITIES. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE MERGER,” “THE SPECIAL MEETING — Record Date, Quorum and Voting Information,” “SPECIAL FACTORS — Recommendation of the Special Committee and the Board of Directors and Reasons for the Merger,” “SPECIAL FACTORS — Effects of the Merger,” “SPECIAL FACTORS — Interests of Select Directors and Executive Officers in the Merger,” “SPECIAL FACTORS — Merger Financing” and “THE MERGER AGREEMENT.”

Item 6.	Purposes of the Transaction and Plans or Proposals

      Item 1006 of Regulation M-A:

(b) USE OF SECURITIES ACQUIRED. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE MERGER,” “THE SPECIAL MEETING — General,” “SPECIAL FACTORS — Effects of the Merger” and “THE MERGER AGREEMENT.”

(c) (1)-(8) PLANS. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE MERGER,” “SPECIAL FACTORS — Background of the Merger,” “SPECIAL FACTORS — Effects of the Merger,” “SPECIAL FACTORS — Interests of Select Directors and Executive Officers in the Merger” and “THE MERGER AGREEMENT.”

Item 7.	Purposes, Alternatives, Reasons and Effects

      Item 1013 of Regulation M-A:

(a) PURPOSES. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SUMMARY TERM SHEET,” “SPECIAL FACTORS — Background of the Merger,” “SPECIAL FACTORS — Recommendation of the Special Committee and the Board of Directors and Reasons for the Merger” and “SPECIAL FACTORS — Purpose and Structure of the Merger.”

(b) ALTERNATIVES. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SPECIAL FACTORS — Background of the Merger” and “SPECIAL FACTORS — Recommendation of the Special Committee and the Board of Directors and Reasons for the Merger.”

(c) REASONS. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE MERGER,” “SPECIAL FACTORS — Background of the Merger,” “SPECIAL FAC-

TORS — Recommendation of the Special Committee and the Board of Directors and Reasons for the Merger,” “SPECIAL FACTORS — Opinion of the Financial Advisor to the Special Committee” and “SPECIAL FACTORS — Purpose and Structure of the Merger.”

(d) EFFECTS. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE MERGER,” “SPECIAL FACTORS — Recommendation of the Special Committee and the Board of Directors and Reasons for the Merger,” “SPECIAL FACTORS — Effects of the Merger,” “SPECIAL FACTORS — Interests of Select Directors and Executive Officers in the Merger,” “SPECIAL FACTORS — Material U.S. Federal Income Tax Consequences” and “THE MERGER AGREEMENT.”

Item 8.	Fairness of the Transaction

      Item 1014 of Regulation M-A:

(a) FAIRNESS. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE MERGER,” “SPECIAL FACTORS — Background of the Merger,” “SPECIAL FACTORS — Recommendation of the Special Committee and the Board of Directors and Reasons for the Merger,” “SPECIAL FACTORS — Opinion of the Financial Advisor to the Special Committee,” “SPECIAL FACTORS — Position of the Buying Group as to the Fairness of the Merger,” “SPECIAL FACTORS — Purpose and Structure of the Merger” and “Appendix B — Opinion of Banc of America Securities LLC.”

(b) FACTORS CONSIDERED IN DETERMINING FAIRNESS. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SPECIAL FACTORS — Recommendation of the Special Committee and the Board of Directors and Reasons for the Merger,” “SPECIAL FACTORS — Opinion of the Financial Advisor to the Special Committee,” “SPECIAL FACTORS — Position of the Buying Group as to the Fairness of the Merger,” “SPECIAL FACTORS — Purpose and Structure of the Merger” and “Appendix B — Opinion of Banc of America Securities LLC.”

(c) APPROVAL OF SECURITY HOLDERS. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE MERGER,” “THE SPECIAL MEETING — Record Date, Quorum and Voting Information,” “THE MERGER AGREEMENT — Conditions to Completing the Merger” and “THE MERGER AGREEMENT — Termination.” The transaction is structured so that approval of at least a majority of unaffiliated security holders is required.

(d) UNAFFILIATED REPRESENTATIVE. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SPECIAL FACTORS — Recommendation of the Special Committee and the Board of Directors and Reasons for the Merger” and “SPECIAL FACTORS — Position of the Buying Group as to the Fairness of the Merger.”

(e) APPROVAL OF DIRECTORS. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SUMMARY TERM SHEET,” “SPECIAL FACTORS — Background of the Merger” and “SPECIAL FACTORS — Recommendation of the Special Committee and the Board of Directors and Reasons for the Merger.”

(f) OTHER OFFERS. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SUMMARY TERM SHEET,” “SPECIAL FACTORS — Background of the Merger” and “SPECIAL FACTORS — Recommendation of the Special Committee and the Board of Directors and Reason for the Merger.”

Item 9.	Reports, Opinions, Appraisals and Negotiations

      Item 1015 of Regulation M-A:

(a) REPORT, OPINION OR APPRAISAL. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SUMMARY TERM SHEET,” “SPECIAL FACTORS — Background of the Merger,” “SPECIAL FACTORS — Recommendation of the Special Committee and the Board of Directors and Reasons for the Merger,” “SPECIAL FACTORS — Opinion of the Financial Advisor to the Special Committee” and “Appendix B — Opinion of Banc of America Securities LLC.”

(b) PREPARER AND SUMMARY OF THE REPORT, OPINION OR APPRAISAL. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SUMMARY TERM SHEET,” “SPECIAL FACTORS — Background of the Merger,” “SPECIAL FACTORS — Recommendation of the Special Committee and the Board of Directors and Reasons for the Merger,” “SPECIAL FACTORS — Opinion of the Financial Advisor to the Special Committee” and “Appendix B — Opinion of Banc of America Securities LLC.”

(c) AVAILABILITY OF DOCUMENTS. The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Issuer during its regular business hours by any interested holder of Common Stock or any representative who has been designated in writing.

Item 10.	Source and Amount of Funds or Other Consideration

      Item 1007 of Regulation M-A:

(a)-(d) SOURCE OF FUNDS; CONDITIONS; EXPENSES; BORROWED FUNDS. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE MERGER,” “THE SPECIAL MEETING — Expenses of Proxy Solicitation,” “SPECIAL FACTORS — Effects of the Merger,” “SPECIAL FACTORS — Interests of Select Directors and Executive Officers in the Merger,” “SPECIAL FACTORS — Merger Financing,” “SPECIAL FACTORS — Fees and Expenses of the Merger” and “THE MERGER AGREEMENT — Fees and Expenses; Termination Fee.”

Except as set forth in the Proxy Statement, there are no alternative financing arrangements or alternative financing plans.

Item 11.	Interest in Securities of The Subject Company

      Item 1008 of Regulation M-A:

(a) SECURITIES OWNERSHIP. The information set forth in the Proxy Statement under the caption “SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT” is incorporated herein by reference. The information set forth in Schedule 13D filed by the Issuer and the other reporting persons named therein on January 14, 2005 is incorporated herein by reference.

(b) SECURITIES TRANSACTIONS. The information set forth in the Proxy Statement under the caption “SPECIAL FACTORS — Common Stock Purchase Information” is incorporated herein by reference.

Item 12.	The Solicitation or Recommendation

      Item 1012 of Regulation M-A:

(d) INTENT TO TENDER OR VOTE IN A GOING-PRIVATE TRANSACTION. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “QUESTIONS AND ANSWERS ABOUT THE MERGER,” “THE SPECIAL MEETING — Record Date, Quorum and Voting Information,” “SPECIAL FACTORS — Interests of Select Directors and Executive Officers in the Merger,” “SPECIAL FACTORS — Recommendation of the Special Committee and the Board of Directors and Reasons for the Merger” and “SPECIAL FACTORS — Position of the Buying Group as to the Fairness of the Merger.”

(e) RECOMMENDATION OF OTHERS. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “QUESTIONS AND ANSWERS ABOUT THE MERGER,” “SPECIAL FACTORS — Recommendation of the Special Committee and the Board of Directors and Reasons for the Merger” and “SPECIAL FACTORS — Position of the Buying Group as to the Fairness of the Merger.”

Item 13.	Financial Statements

      Item 1010 of Regulation M-A:

(a) FINANCIAL INFORMATION. The information set forth in the Proxy Statement under the captions “SELECTED HISTORICAL FINANCIAL INFORMATION,” “RATIO OF EARNINGS TO FIXED CHARGES” and “WHERE STOCKHOLDERS CAN FIND MORE INFORMATION” is incorporated herein by reference. The information contained in the Consolidated Financial Statements included in Select Medical Corporation’s Annual Report on Form 10-K for the fiscal year ended December 31, 2003 and Select Medical Corporation’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2004 is incorporated herein by reference.

(b) PRO FORMA INFORMATION. Not applicable.

Item 14.	Persons/ Assets, Retained, Employed, Compensated or Used

      Item 1009 of Regulation M-A:

(a),(b) SOLICITATIONS OR RECOMMENDATIONS; EMPLOYEES AND CORPORATE ASSETS. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “THE SPECIAL MEETING — Expenses of Proxy Solicitation,” “SPECIAL FACTORS — Background of the Merger,” “SPECIAL FACTORS — Recommendation of the Special Committee and the Board of Directors and Reasons for the Merger,” “SPECIAL FACTORS — Opinion of the Financial Advisor to the Special Committee,” “SPECIAL FACTORS — Interests of Select Directors and Executive Officers in the Merger” “SPECIAL FACTORS — Fees and Expenses of the Merger” and “Appendix B — Opinion of Banc of America Securities LLC.”

Item 15.	Additional Information

      Item 1011 of Regulation M-A:

(b) OTHER MATERIAL INFORMATION. The entirety of the Proxy Statement, including all appendices thereto, is incorporated herein by reference.

Item 16.	Exhibits

      Item 1016 of Regulation M-A:

(a)(1) Preliminary Proxy Statement filed with the Commission on January 14, 2005 (incorporated herein by reference).

(a)(2) Form of Proxy Card, filed with the Commission along with the Proxy Statement.

(a)(3) Letter to Stockholders, filed with the Commission along with the Proxy Statement.

(a)(4) Notice of Special Meeting of Stockholders, filed with the Commission along with the Proxy Statement.

(a)(5) Press Release dated October 18, 2004 (incorporated herein by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by the Issuer on October 18, 2004).

(a)(6) Earnings Press Release dated October 27, 2004 (incorporated herein by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by the Issuer on October 27, 2004).

(b)(1) Amended and Restated Senior Secured Credit Facilities and Senior Subordinated Bridge Facility Commitment Letter, dated December 20, 2004, by and among Holdings, JPMorgan Chase Bank, J.P. Morgan Securities Inc., Wachovia Bank, National Association, Wachovia Capital Markets, LLC, Merrill Lynch, Pierce, Fenner & Smith, Incorporated and Merrill Lynch Capital Corporation (incorporated by reference to the Exhibit F of Amendment No. 1 to Schedule 13D filed by WCAS IX and the other reporting persons named therein on December 21, 2004).

(b)(2) Commitment Letter, dated October 17, 2004 between Holdings and WCAS Capital Partners IV, L.P. (incorporated herein by reference to Exhibit G of the Schedule 13D filed by WCAS IX and the other reporting persons named therein on October 20, 2004).

(c)(1) Opinion of Banc of America Securities LLC (attached as Appendix B to the Proxy Statement).

(c)(2) Presentation materials, dated as of October 6, 2004, prepared by Banc of America Securities LLC.

(c)(3) Presentation materials, dated as of October 9, 2004, prepared by Banc of America Securities LLC (previously filed with Amendment No. 1 to Schedule 13E-3 filed by the Issuer and the other reporting persons named therein on December 21, 2004).

(c)(4) Presentation materials, dated as of October 13, 2004, prepared by Banc of America Securities LLC.

(c)(5) Presentation materials, dated as of October 17, 2004, prepared by Banc of America Securities LLC (previously filed with Amendment No. 1 to Schedule 13E-3 filed by the Issuer and the other reporting persons named therein on December 21, 2004).

(c)(6) Presentation materials, dated as of November 18, 2004, prepared by Banc of America Securities LLC (previously filed with Amendment No. 1 to Schedule 13E-3 filed by the Issuer and the other reporting persons named therein on December 21, 2004).

(d)(1) Equity Commitment Letter, dated October 17, 2004 between WCAS IX and Holdings (incorporated herein by reference to Exhibit D of the Schedule 13D filed by WCAS IX and the other reporting persons named therein on October 20, 2004).

(d)(2) Agreement and Plan of Merger, dated as of October 17, 2004, among Holdings, Acquisition and the Issuer (attached as Appendix A to the Proxy Statement).

(d)(3) Contingency Letter Agreement, dated October 17, 2004, among Holdings, the Issuer and WCAS IX (incorporated herein by reference to Exhibit H of Schedule 13D filed by WCAS IX and the other reporting persons named therein on October 20, 2004).

(d)(4) Agreement, dated as of October 17, 2004, among Holdings, WCAS IX, the TCP Investors, Thoma Cressey Fund VII, L.P., Rocco A. Ortenzio, Robert A. Ortenzio and Martin F. Jackson (incorporated herein by reference to Exhibit B of the Schedule 13D filed by WCAS IX and the other reporting persons named therein on October 20, 2004).

(d)(5) Equity Commitment Letter, dated October 17, 2004 between Holdings and Thoma Cressey Fund VII, L.P. (incorporated herein by reference to Exhibit E of the Schedule 13D filed by WCAS IX and the other reporting persons named therein on October 20, 2004).

(d)(6) Agreement, dated as of December 20, 2004, among Holdings, Patricia A. Rice, S. Frank Fritsch, Michael E. Tarvin, James J. Talalai and Scott A. Romberger (incorporated by reference to Exhibit I of Amendment No. 1 to Schedule 13D filed by WCAS IX and the other reporting persons named therein on December 21, 2004).

(f) Section 262 of the Delaware General Corporation Law (attached as Appendix C to the Proxy Statement).

SIGNATURES

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SELECT MEDICAL CORPORATION

By:	/s/ MICHAEL E. TARVIN

Senior Vice President

EGL HOLDING COMPANY

By:	/s/ SEAN M. TRAYNOR

President

EGL ACQUISITION CORP.

By:	/s/ SEAN M. TRAYNOR

President

WELSH, CARSON, ANDERSON & STOWE IX, L.P.

By: WCAS IX Associates, LLC, General Partner

By:	/s/ JONATHAN M. RATHER

Managing Member

WCAS IX ASSOCIATES, LLC

By:	/s/ JONATHAN M. RATHER

Managing Member

By:	/s/ JONATHAN M. RATHER

Attorney-in-Fact/ Russell L. Carson

/s/ BRYAN C. CRESSEY

Bryan C. Cressey

/s/ ROBERT A. ORTENZIO

Robert A. Ortenzio

/s/ ROCCO A. ORTENZIO

Rocco A. Ortenzio

/s/ PATRICIA A. RICE

Patricia A. Rice

/s/ MARTIN F. JACKSON

Martin F. Jackson

/s/ S. FRANK FRITSCH

S. Frank Fritsch

/s/ JAMES J. TALALAI

James J. Talalai

/s/ MICHAEL E. TARVIN

Michael E. Tarvin

/s/ SCOTT A. ROMBERGER

Scott A. Romberger

Dated: January 14, 2005

EXHIBIT INDEX

Exhibit No.		Description

(a	)(1)	Preliminary Proxy Statement filed with the Commission on January 14, 2005 (incorporated herein by reference).
(a	)(2)	Form of Proxy Card, filed with the Commission along with the Proxy Statement.
(a	)(3)	Letter to Stockholders, filed with the Commission along with the Proxy Statement.
(a	)(4)	Notice of Special Meeting of Stockholders, filed with the Commission along with the Proxy Statement.
(a	)(5)	Press Release dated October 18, 2004 (incorporated herein by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by the Issuer on October 18, 2004).
(a	)(6)	Earnings Press Release dated October 27, 2004 (incorporated herein by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by the Issuer on October 27, 2004).
(b	)(1)	Amended and Restated Senior Secured Credit Facilities and Senior Subordinated Bridge Facility Commitment Letter, dated December 20, 2004, by and among Holdings, JPMorgan Chase Bank, J.P. Morgan Securities Inc., Wachovia Bank, National Association, Wachovia Capital Markets, LLC, Merrill Lynch, Pierce, Fenner & Smith, Incorporated and Merrill Lynch Capital Corporation (incorporated by reference to Exhibit F of Amendment No. 1 to Schedule 13D filed by WCAS IX and the other reporting persons named therein on December 21, 2004).
(b	)(2)	Commitment Letter, dated October 17, 2004 between Holdings and WCAS Capital Partners IV, L.P. (incorporated herein by reference to Exhibit G of the Schedule 13D filed by WCAS IX and the other reporting persons named therein on October 20, 2004).
(c	)(1)	Opinion of Banc of America Securities LLC (attached as Appendix B to the Proxy Statement).
(c	)(2)	Presentation materials, dated as of October 6, 2004, prepared by Banc of America Securities LLC.
(c	)(3)	Presentation materials, dated as of October 9, 2004, prepared by Banc of America Securities LLC (previously filed with Amendment No. 1 to Schedule 13E-3 filed by the Issuer and the other reporting persons named therein on December 21, 2004).
(c	)(4)	Presentation materials, dated as of October 13, 2004, prepared by Banc of America Securities LLC.
(c	)(5)	Presentation materials, dated as of October 17, 2004, prepared by Banc of America Securities LLC (previously filed with Amendment No. 1 to Schedule 13E-3 filed by the Issuer and the other reporting persons named therein on December 21, 2004).
(c	)(6)	Presentation materials, dated as of November 18, 2004, prepared by Banc of America Securities LLC (previously filed with Amendment No. 1 to Schedule 13E-3 filed by the Issuer and the other reporting persons named therein on December 21, 2004).
(d	)(1)	Equity Commitment Letter, dated October 17, 2004 between WCAS IX and Holdings (incorporated herein by reference to Exhibit D of the Schedule 13D filed by WCAS IX and the other reporting persons named therein on October 20, 2004).
(d	)(2)	Agreement and Plan of Merger, dated as of October 17, 2004, among Holdings, Acquisition and the Issuer (attached as Appendix A to the Proxy Statement).
(d	)(3)	Contingency Letter Agreement, dated October 17, 2004, among Holdings, the Issuer and WCAS IX (incorporated herein by reference to Exhibit H of Schedule 13D filed by WCAS IX and the other reporting persons named therein on October 20, 2004).
(d	)(4)	Agreement, dated as of October 17, 2004, among Holdings, WCAS IX, the TCP Investors, Thoma Cressey Fund VII, L.P., Rocco A. Ortenzio, Robert A. Ortenzio and Martin F. Jackson (incorporated herein by reference to Exhibit B of the Schedule 13D filed by WCAS IX and the other reporting persons named therein on October 20, 2004).

Exhibit No.		Description

(d	)(5)	Equity Commitment Letter, dated October 17, 2004 between Holdings and Thoma Cressey Fund VII, L.P. (incorporated herein by reference to Exhibit E of the Schedule 13D filed by WCAS IX and the other reporting persons named therein on October 20, 2004).
(d	)(6)	Agreement, dated as of December 20, 2004, among Holdings, Patricia A. Rice, S. Frank Fritsch, Michael E. Tarvin, James J. Talalai and Scott A. Romberger (incorporated by reference to Exhibit I of Amendment No. 1 to Schedule 13D filed by WCAS IX and the other reporting persons named therein on December 21, 2004).
(f	)	Section 262 of the Delaware General Corporation Law (attached as Appendix C to the Proxy Statement).